Filed pursuant to Rule 433

Registration No. 333-204959

Issuer Free Writing Prospectus dated November 16, 2016

Relating to Preliminary Prospectus Supplement dated November 16, 2016

Mastercard Incorporated

$2,000,000,000

$650,000,000 2.000% Notes due 2021

$750,000,000 2.950% Notes due 2026

$600,000,000 3.800% Notes due 2046

Pricing Term Sheet

November 16, 2016

Issuer:	Mastercard Incorporated

Security:	2.000% Notes due 2021	2.950% Notes due 2026	3.800% Notes due 2046

Format:	SEC Registered

Expected Ratings and Outlooks*:	Moody’s: A2 (Stable) / S&P: A (Stable)

Size:	$650,000,000	$750,000,000	$600,000,000

Maturity Date:	November 21, 2021	November 21, 2026	November 21, 2046

Coupon:	2.000%	2.950%	3.800%

Interest Payment Dates:	Semi-annually on May 21 and November 21 of each year, commencing May 21, 2017	Semi-annually on May 21 and November 21 of each year, commencing May 21, 2017	Semi-annually on May 21 and November 21 of each year, commencing May 21, 2017

Price to Public:	99.429%	99.819%	98.328%

Benchmark Treasury:	1.250% due October 31, 2021	2.000% due November 15, 2026	2.250% due August 15, 2046

Benchmark Treasury Price and Yield:	98-00 1⁄4; 1.671%	98-01; 2.221%	86-09; 2.945%

Spread to Benchmark Treasury:	+ 45 basis points	+ 75 basis points	+ 95 basis points

Reoffer Yield:	2.121%	2.971%	3.895%

Optional Redemption:

Make-Whole Call:	+10 basis points prior to October 21, 2021	+15 basis points prior to August 21, 2026	+15 basis points prior to May 21, 2046

Par Call:	On or after October 21, 2021	On or after August 21, 2026	On or after May 21, 2046

CUSIP / ISIN:	57636Q AF1 / US57636QAF19	57636Q AG9 / US57636QAG91	57636Q AH7 / US57636QAH74

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	November 16, 2016

Expected Settlement Date:	November 21, 2016 (T+3)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Goldman, Sachs & Co.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBS Securities Inc.

Senior Co-Managers:	Loop Capital Markets LLC PNC Capital Markets LLC Santander Investment Securities Inc. Standard Chartered Bank

Co-Managers:	Blaylock Beal Van, LLC Drexel Hamilton, LLC Lebenthal & Co., LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Mizuho Securities USA Inc. toll free at 1-866-271-7403 and U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

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